Exhibit 99.1

(current corporate denomination of Perdigão S.A.)

A Publicly Held Authorized Capital Company

CNPJ n° 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

With respect to the report published today in the newspaper ‘O Estado de São Paulo’, we wish to clarify that studies have been completed on BRF’s new corporate structure. However, this will only be implemented in the event of and in accordance with the final approval of the Act of Concentration, currently being examined by the Brazilian anti-trust authority, the Administrative Council for Economic Defense — CADE, as well as the approval by the Company’s Board of Directors. In the light of the individual analysis of the competences  among the employees of Perdigão S.A. and Sadia S.A., these studies indicate that the following persons shall occupy the positions as shown below:

Executive	Positions

José Antonio do Prado Fay	Chief Executive Officer
Antonio Augusto de Toni	Export Market Executive Officer
Ely David Mizrahi	Food Service Executive Officer
Gilberto Antônio Orsato	Human Resources Executive Officer
José Eduardo Cabral Mauro	Domestic Market Executive Office
Leopoldo Viriato Saboya	Chief Financial, Administrative and IR Officer
Nelson Vaz Hacklauer	Business Development and M&A Executive Officer
Nilvo Mittank	Chief Operating Officer
Wlademir Paravisi	Dairy Products Executive Officer

The statutory positions of Corporate Affairs and Supply Chain are in principle expected to be filled by professionals hired in the market.

São Paulo (SP), March 22, 2010.

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Officer